SUB-ITEM 77C

The sole shareholder of the Strategic Growth Series (the "Fund"), a series of MFS/Sun Life Series Trust (the "Trust"), took action by unanimous written consent , as permitted by the Trust's Declaration of Trust, on October 28, 1999, to approve the following matters:

         (1) the terms of the Investment Advisory Agreement, dated October 29, 1999, between the Trust on behalf of the Fund and Massachusetts Financial Services Company; and

         (2) the selection of Deloitte & Touche LLP as independent public accounts of the Fund.